Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following is a script for a webcast hosted by Einride AB and Legato Merger Corp. III on November 12, 2025, discussing the proposed business combination between Legato Merger Corp. III and Einride AB.

Einride & Legato Merger Corp. III – Business Combination Announcement Webcast Script

November 12, 2025

Roozbeh Charli, CEO, Einride

Good day, and thank you for joining us. I’m Roozbeh Charli, Chief Executive Officer of Einride.

On behalf of our entire organization, I am excited to announce this proposed transaction between Einride and Legato Merger Corp. III, which sets us on a path toward becoming a public company and positions us to further accelerate the transformation of the global freight industry.

I’m joined by my colleague Henrik Green, our Chief Technology Officer and General Manager of Einride Autonomous Technologies. Henrik brings over 27 years of distinguished experience from Volvo Car Group, including six years as CTO on their executive leadership team, where he led the global carmaker’s autonomous and electric technology development initiatives. You’ll hear from him shortly. In addition, Eric Rosenfield, Chief SPAC Officer of Legato, will provide color on the transaction towards the end of the presentation.

Einride is a global leader in digital, electric, and autonomous road freight. We are a technology company that helps the world’s largest shippers - companies like GE Appliances and Lidl - reduce their transportation costs through the transition to autonomous and electric technology. Founded in 2016, we now operate across seven countries in North America, Europe, and the Middle East, serving more than 25 blue-chip customers who trust us with their most critical logistics operations.

To date, we’ve driven over 11 million electric miles, executed more than 350,000 shipments, and abated over 20 million kilograms of CO2 equivalent - all while maintaining 99.7% on-time performance in our operations.

Our mission is simple yet transformative - Help our customers reduce their freight costs, through our leading, proprietary autonomous and electric technology platform.

Our strategic positioning reflects a fundamental insight about the transition to autonomous freight: early commercialization with our platform and electric capacity forms the customer relationships and produces in lanes for autonomous deployments. This creates a sustainable competitive advantage that is differentiated from pure technology development. Put simply, by gradually scaling customer engagement with global customers, we’re positioned as the first to deploy our autonomous freight at scale.

Starting with the Market Opportunity:

We are addressing one of the world’s largest but most inefficient legacy systems - the $4.6 trillion global road freight market. Within our core focus areas of the United States and Europe, the heavy-duty freight segment alone represents a market opportunity of $1.2 trillion.

This industry presents a compelling transformation opportunity precisely because of its current inefficiencies. The road freight ecosystem is characterized by high fragmentation, with 90% of existing asset owners operating fleets of fewer than 10 trucks. This fragmentation results in a market with inefficient asset usage, with asset utilization rates across the U.S road freight industry sitting at 11%, and a highly inflationary cost base throughout the entire ecosystem.

These structural inefficiencies create what we view as a historic opportunity for a unique technology-driven platform like Einride to drive the technology shift in the market to autonomous and electric.

So how do we do it?

Einride addresses these market inefficiencies through its comprehensive Freight-Capacity-as-a-Service model, or FCaaS, which is powered by our proprietary platform - an AI-powered technology system that orchestrates the entire ecosystem necessary for electric and autonomous freight operations.

Our turnkey solution provides customers with three integrated components:

1)	AI driven operational planning software that optimizes electric and autonomous deployments,

2)	Transport capacity in the form of electric vehicles sourced from leading OEMs or our breakthrough autonomous capabilities delivered through purpose-built cab-less autonomous trucks, and

3)	Strategically deployed charging infrastructure.

What makes our approach unique is that we bundle all of these services into comprehensive take-or-pay contracts averaging 4.5 years in duration. This provides customers with predictable costs, and it provides Einride with strong revenue visibility. Rather than asking customers to navigate the complexity of the autonomous transition themselves, we become their single partner for this transformation, managing every aspect of the operation on their behalf.

To further detail how we are a leader in the development and deployment of autonomous technology, I’ll now turn the mic over to Henrik.

Henrik Green, CTO, Einride

Thank you, Roozbeh, and thank you to those listening in.

Our autonomous technology represents a fundamental breakthrough that differentiates Einride in the market. We have achieved several historic industry firsts that demonstrate our technological leadership and earned regulatory trust.

In 2019, we became, to the best of our knowledge, the first company in the world to receive a permit to operate a cab-less autonomous vehicle on public roads in the European Union. In 2022, we achieved another world first by deploying, what we believe to be, the first cab-less autonomous truck operated on U.S. public roads.

We have built a world class autonomous stack applying it to our own designed cab-less autonomous trucks and deploying autonomous transport capacity for our customers under our Freight-Capacity-as-a-Service offering. The use cases range from long to short haul, port applications, and industrial settings. In addition, we will be able to apply our autonomous technology to various different vehicle platforms, and also offer, under our Software-as-a-Service model, a vessel-agnostic solution whereby Einride provides customers with the software and technology needed to deploy autonomous driving solutions. This strategic innovation can support customers within the defense sector and in other specialized civilian applications.

Our autonomous technology stack consists of three proprietary components that work together seamlessly.

First, our Einride Driver software has been developed to be completely vehicle-agnostic and built entirely in-house, representing our most valuable intellectual property asset. This software combines top-tier sensors from partners like Aeva for LiDAR technology and NVIDIA for computing platforms, creating a comprehensive perception system using camera, LiDAR, and radar modalities.

Second is our safety case - a documented and third-party audited argument that forms the basis for our public road permits. This proprietary safety framework has enabled us to secure operating permits across four countries, demonstrating regulatory confidence in our approach.

Third, our Control Tower system allows us to monitor and manage fleets of autonomous vehicles remotely, handling unpredictable situations like extreme weather, road construction, and accidents that could require human intervention.

Unlike competitors who retrofit existing truck platforms for autonomous operation, our autonomous trucks are purpose-built from the ground up for driverless operation. This allows us to benefit from the lower operating costs for autonomous from day one. Manufactured by our contract manufacturer in Holland - the same company that built vehicles for the likes of for example BMW - these trucks feature built-in redundancy in steering, braking, and power supply systems that are essential for regulatory approval but unavailable in traditional OEM platforms.

Our software architecture employs a sophisticated dual-path approach. The primary path uses an end-to-end machine learning model with a combination of imitation learning and reinforcement learning that delivers human-like driving behavior for the majority of operations. The secondary path employs rules-based, deterministic logic that provides the safety foundation required for regulatory approval - essentially creating guardrails within which our machine learning system operates.

This combination has proven highly effective. We currently operate autonomous trucks in daily operations across multiple sites, and we recently achieved a significant milestone by operating two autonomous vehicles at a single location with monitoring by just one human, demonstrating our path toward achieving less than one human per truck in full commercial deployment.

Safety is not just a priority for Einride - it’s our license to operate with the world’s most demanding customers. I want to emphasize that we have achieved an impeccable safety record with zero traffic incidents across all of our autonomous operations to date. This safety record, combined with our comprehensive safety case, has enabled us to secure public road permits across four countries.

Our regulatory approach has evolved significantly since our first permit in Sweden, which took nine months to obtain. One of our most recent permits in Belgium was approved in just weeks, demonstrating both our improved processes and regulators’ growing trust in our approach to vehicle safety.

We feel confident in the current regulatory environment for our planned deployments over the next several years. While scaling to thousands of vehicles will eventually require more standardized regulations, the current case-by-case permit process supports our near-term growth objectives effectively.

Let me now turn it back to Roozbeh to elaborate on our commercial success to date.

Roozbeh Carli, CEO, Einride

Thank you, Henrik.

Our commercial success validates both our technology and business model. We have built substantial momentum with $65 million of ARR in contracts of which circa $45 million has been deployed and the remainder to be deployed. Through our Joint Business Plans we have the potential to increase that amount tenfold over the next few years. We have developed over $800 million in potential long-term ARR within our Joint Business Plans - which are comprehensive, data-driven roadmaps we’ve created with customers that detail how we are going to electrify and automate a portion of their network over the coming years.

Let me share a customer success story that illustrates our approach and potential.

GE Appliances represents an ideal customer journey. When we first engaged with GE Appliances, we started off by analysing their transportation data on our platform using our AI models. With that collected data, we then developed a comprehensive Joint Business Plan and started with a small-scale deployment of electric trucks coupled with a pilot autonomous program. Since that time, our partnership with GE Appliances has grown substantially as we currently operate 17 electric vehicles and two autonomous trucks in daily operations across two locations in the United States. Those autonomous vehicles have delivered over 32,000 units with 95% completion in autonomous mode and 98.9% delivery precision. This demonstrates our ability to scale from initial pilots to substantial operations while maintaining exceptional performance standards.

This relationship demonstrates our land-and-expand strategy in action. The initial sales cycle with large enterprises typically takes 9-12 months, but once established, expansion deployments occur on a quicker timeline of only 2-3 months. This is why we focus on customers with significant global expansion potential - the initial investment in relationship building generates value through accelerated scaling.

Turning now to a closer look at our platform technology and competitive advantages.

Our AI-powered platform, Saga, is the brain of our operations. It allows us to accumulate a host of data sources, spanning data on transport demand, the battery, the vehicle, the chargers, topology and even the weather. The collection and optimization of large amounts of data enables us to create the most efficient operational set up for deploying electric and autonomous capacity at scale. Saga continuously optimises routes and capacity, maximising uptime and utilisation, and enabling Einride to execute the same routes with fewer vehicles, less power and at a lower price point.

This all rolls up to creating measurable value that we can demonstrate to customers through concrete performance metrics. Research conducted with the Fraunhofer Institute, a leading applied research firm, validates a 13% fleet-level total cost of ownership reduction compared to diesel baselines when applying our optimization models and algorithms to transport networks for driver-operated vehicles, meaning considerably greater potential once a customer goes autonomous.

Our predictive capabilities have proven remarkably accurate in real-world operations. Our energy consumption predictions have achieved almost 90% accuracy between theoretical models and live operations, enabling reliable planning that customers can depend on. We’ve also demonstrated operational improvements including over 70% reduction in charging time through intelligent prioritization and power output control, and 50% increased utilization of charging infrastructure.

While many competitors focus exclusively on autonomous technology development, we’ve chosen an early commercialization strategy. We use electric operations to build deep customer relationships, understand their operations at a granular level, and establish ourselves as their trusted logistics partner. This positions us uniquely to introduce autonomous capabilities as customers mature, because we’re already embedded in their operations rather than trying to break in as a new technology vendor.

This approach has enabled us to achieve metrics that differentiate us from competitors. For example, we serve 26 customers which is more than double the number of customers of some of the notable players in the space.

Further, we operate in seven countries versus others with a single-country focus. We have over 1,700 driverless hours in contracted customer operations, demonstrating real commercial deployment rather than just testing.

We have experienced a quarterly cash burn of approximately $20 million, a testament to our capital efficient deployment model based on partnerships and contract manufacturing of the autonomous vehicles and financing solutions of the manually driven electric vehicles, while building a substantial commercial operation.

Turning now to our infrastructure and operational excellence.

Our charging infrastructure strategy reflects our comprehensive approach to solving customer problems. We deploy charging solutions through three complementary methods: Einride Stations that we design and operate in partnership with infrastructure investors, private installations at customer sites, and strategic partnerships with third-party networks for network extension.

This multi-modal approach allows us to optimize costs while ensuring coverage. Our 88 operational charge points, 8 live stations, and 11 third-party partnerships create a network effect that benefits all customers while generating additional revenue opportunities from external users.

Our multi-sourcing OEM strategy ensures supply chain resilience while building valuable partnerships. We work with six major OEMs including BYD, Daimler, DAF, Peterbilt, Scania, and SANY, sharing operational insights that inform their product development while ensuring we have access to the best vehicles for each customer application.

Our business model centers on long-term, predictable revenue streams through our Freight-Capacity-as-a-Service offering. We provide end-to-end services including assessment, planning, sourcing, deployment, operations, maintenance, and reporting under take-or-pay contracts with fixed monthly rates based on minimum transport capacity, plus variable rates for additional utilization.

This model creates strong unit economics that improve over time. In the long term, we’re targeting operating over 15,000 commercial electric trucks and over 5,000 cab-less autonomous trucks, of which we expect a majority to be deployed in a SaaS platform setting. For our FCaaS model, we expect annual revenue per vehicle of $380,000-420,000 for electric trucks and $295,000-335,000 for autonomous trucks, with target contribution margins (exclusive of hardware and personnel costs) of 30-35% and 70-80% respectively.

Our SaaS model, where we would provide technology licensing to operators, offers even more attractive economics with annual revenue per license expected at $10,000-15,000 for electric and $70,000-90,000 for autonomous and expected contribution margins of 70-90% - typical of software businesses.

The time to scale autonomous freight is now. We are uniquely positioned at the intersection of three powerful technological and market trends: electrification, digitization of logistics operations, and the maturity of autonomous vehicle technology.

Our early commercialization strategy has created sustainable competitive advantages. While others focus purely on technology development, we have built operational relationships with 26 major customers across seven countries. This customer base provides us with the data, operational insights, and scaling opportunities that pure technology companies lack.

The regulatory environment continues to evolve favorably, with multiple U.S. states and European countries developing frameworks for autonomous vehicle deployment. Our proven ability to work successfully with regulators across multiple jurisdictions positions us well for continued expansion, and we are excited to bring our company to the public markets, raising Einride’s profile, and leveraging the capital markets to fuel our growth.

Over the next 12 months, we have clear objectives that can demonstrate our ability to scale and execute on our market opportunity. We plan to continue to scale our operations with our existing customers, further proving that our land-and-expand strategy works broadly across our customer base. We are also focused on closing transformational partnerships with new logistics providers that would position us to significantly accelerate our growth trajectory. These partnerships would further validate our technology and business model while providing access to additional large customer networks.

We intend to continue to grow our autonomous commercial operations with full regulatory approvals both with existing and new customers and regions, demonstrating our ability to continue to deliver safe fully autonomous transport from day one.

Access to the public markets will enable us to execute on three key growth drivers: expanding into our signed contracts and Joint Business Plans with existing customers, scaling our autonomous technology deployments, and pursuing strategic partnerships that can accelerate our market penetration.

To talk more about the proposed transaction, let me now turn the call to Eric Rosenfeld, Chief SPAC Officer of Legato. Eric - over to you.

Eric Rosenfeld, Chief SPAC Officer, Legato Merger Corp. III

Thanks, Roozbeh, I am Eric Rosenfeld, Chief SPAC Officer of Legato Merger Corp. III. By way of background, I’ve spent over four decades in investment management and have been the President and CEO of Crescendo Partners, a New York-based investment firm, since 1998. I’ve been on 27 public boards and Greg Monahan, Legato’s CEO, and I am, at the closing of the business combination, expected to serve on the board of Einride to help in their transition to being a public company.

Legato Merger Corp. III is our ninth SPAC, completing its initial public offering in February of 2024, with the intent of finding an ideal merger partner. I previously led successful business combinations through prior Legato-sponsored SPACs, which completed mergers with Algoma Steel and Southland Holdings, as well as earlier SPACs that merged with companies including Pangaea Logistics Solutions, NextDecade Corporation, and Primoris Services Corporation. Across these transactions, I’ve learned to identify companies with the right combination of market opportunity and execution capability.

We think that Einride fits that profile perfectly. We believe the Company represents a compelling investment thesis built on three fundamental strengths. First, they’ve established proven customer relationships and navigated the complex regulatory landscape successfully - that’s not easy in this space. Second, their technology platform gives them a genuine competitive advantage in what’s becoming a massive market transformation. Third, the timing is optimal - the freight industry is at an inflection point, and companies with Einride’s operational capabilities and market positioning are rare. When you combine strong market fundamentals with a management team that’s demonstrated execution ability, you’re looking at a company that’s well-positioned to capture significant value as global freight logistics evolves. We believe the opportunity set here is substantial, and Einride has the foundational elements in place to capitalize on it.

I will now provide a brief overview on the transaction.

We are proud to partner with Einride on this transaction, and I’ll briefly walk you through some of the key highlights.

Under the terms of this agreement, Einride receives a pre-money equity valuation of approximately $1.8 billion. The combined entity is projected to have access to approximately $219 million from our trust account reserves, prior to any potential shareholder redemptions, deal-related costs, and any additional financing, including a potential $100 million PIPE1. This builds upon the $100 million in growth capital that Einride secured in 2025 from both existing backers and new institutional partners, including a major West Coast-based asset manager, EQT Ventures, and NordicNinja.

Einride’s existing shareholders are projected to own roughly 83% of the combined company’s equity post-closing. Further, Einride’s current leadership structure will remain intact to guide the organization forward.

Both our Board and Einride’s Board have given their full endorsement to move ahead with this transaction. We expect to close the business combination during the first half of 2026, pending standard closing requirements including shareholder approval from both companies and necessary regulatory clearances.

Now back to Roozbeh to close our prepared remarks.

Roozbeh Charli, CEO, Einride

Thank you, Eric.

Einride represents the next evolution in road freight transportation. We are not just deploying autonomous solutions - we are transforming how goods move around the world, making freight operations more efficient, sustainable, and cost-effective for the world’s largest shippers.

Our unique combination of proven electric operations, cutting-edge autonomous technology, comprehensive service offerings, and deep relationships with blue-chip customers creates a sustainable competitive moat that will be difficult for competitors to replicate.

The $4.6 trillion global freight market is ready for transformation, and Einride is strategically positioned to lead this change. We believe we have the technology, the customers, the operational expertise, and now, with this transaction, we expect to secure the additional capital to execute on this tremendous opportunity.

We look forward to partnering with public market investors as we scale our operations, expand our autonomous deployments, and continue building the future of freight transportation. The journey from our founding in 2016 to this moment has been remarkable, but we believe our greatest achievements lie ahead as we execute on the massive market opportunity before us.

Thank you for your attention and your interest in Einride’s story. We are excited about the road ahead and are thrilled to continue to deliver exceptional value for our customers, our partners, and our shareholders as we transform the global freight industry.

[1]	There is no assurance that the PIPE transaction will be completed as no definitive agreements have been executed to date. Further, neither the terms of any investment nor the form of any securities to be issued in the PIPE transaction have been determined. If completed, the final amount raised through the PIPE transaction may be greater than, less than or equal to $100 million.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.